UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Alpha Healthcare Acquisition Corp. III

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

02073F203

(CUSIP Number)

July 29, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

(Page 1 of 10 Pages)

CUSIP No. 02073F203

1.	NAMES OF REPORTING PERSONS LINDEN CAPITAL L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,383,827
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,383,827
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,383,827
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 02073F203

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LINDEN GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,383,827
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,383,827
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,383,827
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0%
12.	TYPE OF REPORTING PERSON HC

CUSIP No. 02073F203

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LINDEN ADVISORS LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,485,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,485,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,485,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%
12.	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 02073F203

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SIU MIN WONG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION China (Hong Kong) and USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,485,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,485,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,485,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%
12.	TYPE OF REPORTING PERSON IN, HC

Item 1(a).	Name of Issuer:

Alpha Healthcare Acquisition Corp. III (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

i)	Linden Capital L.P., a Bermuda limited partnership (“Linden Capital”);

ii)	Linden GP LLC, a Delaware limited liability company (“Linden GP”);

iii)	Linden Advisors LP, a Delaware limited partnership (“Linden Advisors”); and

iv)	Siu Min (Joe) Wong (“Mr. Wong”).

This Statement relates to Shares (as defined herein) held for the account of Linden Capital and one or more separately managed accounts (the “Managed Accounts”). Linden GP is the general partner of Linden Capital and, in such capacity, may be deemed to beneficially own the Shares held by Linden Capital. Linden Advisors is the investment manager of Linden Capital and trading advisor or investment advisor for the Managed Accounts. Mr. Wong is the principal owner and controlling person of Linden Advisors and Linden GP. In such capacities, Linden Advisors and Mr. Wong may each be deemed to beneficially own the Shares held by each of Linden Capital and the Managed Accounts.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address for Linden Capital is Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda. The principal business address for each of Linden Advisors, Linden GP and Mr. Wong is 590 Madison Avenue, 15th Floor, New York, New York 10022.

Item 2(c).	Citizenship:

i)	Linden Capital is a Bermuda limited partnership.

ii)	Linden GP is a Delaware limited liability company.

iii)	Linden Advisors is a Delaware limited partnership.

iv)	Mr. Wong is a citizen of China (Hong Kong) and the United States.

Item 2(d).	Title of Class of Securities

Class A Common Stock, $0.0001 par value (the “Shares”).

Item 2(e).	CUSIP Number: 02073F203

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of July 29, 2021, each of Linden Advisors and Mr. Wong may be deemed the beneficial owner of 1,485,000 Shares. This 1,485,000 amount consists of 1,383,827 Shares held by Linden Capital and 101,173 Shares held by the Managed Accounts. As of July 29, 2021 each of Linden GP and Linden Capital may be deemed the beneficial owner of the 1,383,827 Shares held by Linden Capital.

Item 4(b)	Percent of Class:

As of July 29, 2021, each of Linden Advisors and Mr. Wong may be deemed the beneficial owner of approximately 9.6% of Shares outstanding, and each of Linden GP and Linden Capital may be deemed the beneficial owner of approximately 9.0% of Shares outstanding. These percentages are based on the 15,455,000 Shares outstanding as disclosed by the Issuer in its Current Report on Form 8-K filed on July 29, 2021.

Item 4(c)	Number of Shares as to which such person has:

As of July 29, 2021:

Linden Capital and Linden GP:

(i) Sole power to vote or direct the vote:	0

(ii) Shared power to vote or direct the vote:	1,383,827

(iii) Sole power to dispose or direct the disposition of:	0

(iv) Shared power to dispose or direct the disposition of:	1,383,827

Linden Advisors and Mr. Wong:

(i) Sole power to vote or direct the vote:	0

(ii) Shared power to vote or direct the vote:	1,485,000

(iii) Sole power to dispose or direct the disposition of:	0

(iv) Shared power to dispose or direct the disposition of:	1,485,000

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

See Exhibit A attached hereto.

Item 9.	Notice of Dissolution of Group:

This item 9 is not applicable.

Item 10.	Certification:

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Sec. 240.14a-11.

Item 11.	Materials to Be Filed as Exhibits:

Exhibit A: Joint Filing Statement

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: August 2, 2021

LINDEN CAPITAL L.P.

By:	Linden GP LLC, its general partner

By:	/S/ Saul Ahn
Saul Ahn,
Authorized Signatory

LINDEN GP LLC

By:	/S/ Saul Ahn
Saul Ahn,
Authorized Signatory

LINDEN ADVISORS LP

By:	/S/ Saul Ahn
Saul Ahn,
General Counsel

SIU MIN WONG

By:	/S/ Saul Ahn
Saul Ahn, Attorney-in-Fact for Siu Min Wong**

**

Duly authorized under Siu Min Wong’s Power of Attorney, dated June 10, 2019, incorporated herein by reference to Exhibit B of the statement on Schedule 13G filed by Linden Capital L.P. on June 19, 2019 in respect of its holdings in Haymaker Acquisition Corp II.